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jfitchen@sidley.com (650) 565-7122	FOUNDED 1866

June 14, 2016

Via E-mail and EDGAR

Ms. Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Hansen Medical, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 26, 2016
File No. 001-33151

Dear Ms. Ravitz:

On behalf of Hansen Medical, Inc., a Delaware corporation (“Hansen” or the “Company”), set forth below is the Company’s response to the sole comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 10, 2016, regarding the above-referenced filing.

For convenience of reference, the Staff’s comment contained in your June 10, 2016 letter is reprinted below in italics and is followed by the response of the Company. Terms not otherwise defined in this letter shall have the meanings set forth in the preliminary Schedule 14A that was filed by the Company with the Commission on May 26, 2016 (the “Proxy Statement”). The Company does not believe that any revisions to the disclosure in the Proxy Statement are necessary in connection with the Company’s response.

STAFF COMMENT:

1.	The disclosure indicates that the consideration to be paid was the result of “arms-length negotiations with Auris.” Certain Hansen stockholders owning approximately 64.6% of the outstanding Hansen common stock, however, have agreed to purchase approximately $49 million of preferred stock of Auris and thus will continue as shareholders in the surviving entity. These stockholders have executed an agreement to vote in favor of the proposed transaction, and the vote by these “Rollover Stockholders” alone appears to be sufficient to adopt the merger agreement. The merger agreement also was conditioned on the Rollover Stockholders entering into an investment agreement to acquire the preferred stock. Please provide us with a legal analysis that explains whether or not Auris is an affiliate, as defined in Rule 13e-3(a)(1), of Hansen.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Ms. Amanda Ravitz

June 14, 2016

RESPONSE:

This response is provided in connection with the proposed acquisition of Hansen by Auris Surgical Robotics, Inc. (“Auris”) pursuant to a merger (the “Merger”) of Pineco Acquisition Corp. (“Sub”), a subsidiary of Auris, with and into Hansen, following which Hansen will be a wholly-owned subsidiary of Auris. Based on the facts and the analysis below, both Hansen and Auris considered and concluded that Auris is not and will not be an affiliate of Hansen at any time relevant to the 13e-3 analysis, including by reason of any of the components of the transaction that involve or relate to the Rollover Stockholders, and thus that the Merger would not constitute a Rule 13e-3 transaction. The Company believes that the Merger, both in form and substance, is not the type of transaction that Rule 13e-3 was intended to address.

Rule 13e-3

A Rule 13e-3 transaction is any transaction or series of transactions involving one or more of the following transactions:

(A)	a purchase of any equity security by the issuer of such security or by an affiliate of such issuer;

(B)	a tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer; or

(C)	a solicitation subject to Regulation 14A of any proxy, consent or authorization of, or a distribution subject to Regulation 14C of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with: a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests which transaction has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

(A)	causing any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6; or suspension under Rule 12h-3 or Section 15(d); or

(B)	causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

Ms. Amanda Ravitz

June 14, 2016

Rule 13e-3 defines an “affiliate” of an issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. The term “control” is not defined in Rule 13e-3, but is defined in Rule 12b-2. Rule 12b-2 defines the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) as the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

In the Commission’s adopting release for Rule 13e-3 and Schedule 13E-3 (Securities Exchange Act of 1934 Release No. 16075, “Going Private Transactions by Public Companies or their Affiliates”), the Commission provided guidance as to when certain persons would be deemed to be affiliates in Rule 13e-3 transactions. The Commission stated that the determination of whether a person is in control of an issuer depends on all the facts and circumstances and is not limited to control obtained through ownership of equity securities. The adopting release provided that if a person or group of persons owns a controlling equity interest in both the purchaser and the seller, the sale of assets or merger would be covered by Rule 13e-3. The Commission also noted that affiliates of the seller can become affiliates of the purchaser through means other than equity ownership as part of the overall sales transaction and thereby are in control of the seller’s business before and after the transaction. In such cases, the sale, in substance and effect, is being made to an affiliate of the issuer and would constitute a Rule 13e-3 transaction if a solicitation subject to Regulation 14A is involved.

Certain Key Components of Transaction

For purposes of the analysis below, and as described more fully in the Proxy, the following are the key components of the transaction that involve or relate directly or indirectly to the Rollover Stockholders:

•

At all times throughout the course of the negotiations regarding the Merger, Hansen and Auris negotiated on a completely arm’s-length basis. The terms of the Merger were negotiated on behalf of Hansen by a special committee of Hansen’s board (comprised exclusively of independent and disinterested directors) that was organized to evaluate the Merger and other alternatives available to Hansen.

•

None of the Rollover Stockholders served on the Hansen special committee. None of the Rollover Stockholders served on the Hansen board at the time it approved the Merger. Although Mr. Jack Schuler (one of the Rollover Stockholders) previously served on the Hansen board, he resigned on or about January 14, 2016, over three months prior to the date of the merger agreement.

•

None of the Rollover Stockholders had any business or contractual relationship with Auris prior to the execution of the merger agreement, and following the effective time of the Merger, none of the Rollover Stockholders will have any business or contractual relationship with Auris other than in its capacity as a passive minority stockholder of Auris. Following the effective time of the Merger: (a) the Rollover Stockholders will collectively hold less than 8% of Auris’s outstanding capital stock; (b) none of the Rollover Stockholders will serve on the board of directors of Auris or any affiliate of Auris; (c) none of the Rollover Stockholders will serve as an officer of Auris or any affiliate of Auris; and (d) none of the Rollover Stockholders will be employed by Auris or any affiliate of Auris.

Ms. Amanda Ravitz

June 14, 2016

•

The requirement that the Rollover Stockholders invest in preferred stock of Auris at the closing was imposed as a condition to the Merger exclusively by Auris, in order to reduce its aggregate net cash outlay in the transaction, and was not requested or required by Hansen or any of the Rollover Stockholders. The terms of such investment were negotiated exclusively between Auris and the Rollover Stockholders, and neither the Hansen special committee nor the Hansen board participated in such negotiations or approved the terms of such investment.

•

The Rollover Stockholders executed voting agreements in favor of both Hansen and Auris by which they agreed to vote in favor of the proposed transaction. Although the vote by the Rollover Stockholders alone is sufficient to adopt the merger agreement, the voting agreements provide that (a) if the Hansen board were to withdraw its recommendation in favor of the Merger, the voting power of the Rollover Stockholders would be reduced to approximately 40% of the aggregate voting power of Hansen stock (and thus would not alone be sufficient to adopt the merger agreement), and (b) if the Hansen board were to terminate the merger agreement with Auris in favor of a “superior proposal,” the voting agreements would by their terms automatically terminate. The voting agreements will also terminate at the effective time of the Merger and have no further effect thereafter.

Analysis

Based on the facts above and as further discussed below, the parties considered and concluded that the Merger would not constitute a Rule 13e-3 transaction, as (1) Auris was not an affiliate of Hansen prior to the date of the merger agreement, and (2) neither the relationship between the Rollover Stockholders and Auris following the date of the merger agreement and prior to the effective time of the Merger, nor the relationship between the Rollover Stockholders and Auris following the effective time of the Merger, results in the Rollover Stockholders having any degree of control over Auris or the operations of Auris or Hansen following the effective time of the Merger.

Auris Does Not Control Hansen and is Not an Affiliate of Hansen

Neither Auris nor Sub has, directly or indirectly, the power to direct or cause the direction of the management and policies of Hansen. Auris and Sub do not own any equity interest in Hansen and do not have any representation on Hansen’s board of directors (or the right to appoint any member thereto), and neither Auris nor Sub otherwise exercises control over Hansen. During the pre-closing period, while Auris does have the right to enforce certain operational covenants provided for in the merger agreement (which were negotiated at arm’s-length between Auris and Hansen), and the right to enforce certain covenants provided for in the voting agreements (which were negotiated at arm’s-length between Auris and the Rollover Stockholders), these types of covenants are very typical for M&A transactions generally, and are unrelated to the unique facts that may subject an acquisition transaction to Rule 13e-3. Therefore, neither Auris nor Sub should be considered an affiliate of Hansen within the meaning of Rule 13e-3(a)(1).

Ms. Amanda Ravitz

June 14, 2016

The Rollover Stockholders Will Not Control Auris or Otherwise be Affiliates of Auris Following the Execution of the Merger Agreement or after the Effective Time of the Merger

As noted by the Staff, the Rollover Stockholders collectively own approximately 64.6% of the outstanding shares of Hansen common stock, and have agreed to vote all Hansen shares owned by them in favor of the Merger and the merger agreement (subject to certain exceptions described above), and have agreed to purchase, following the effective time of the merger, approximately $49 million of preferred stock of Auris, representing an amount equal to the aggregate amount of consideration payable to the Rollover Stockholders in the Merger.

The Company understands that the Commission has taken the position that, in situations where an affiliate of the issuer that will be going private is essentially “on both sides” of the transaction, the acquiring person also may be deemed to be an affiliate of the issuer engaged in the transaction. As stated in Section 201.05 of the Going Private Transaction, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretation, an important aspect of the Commission’s analysis in this regard is whether or not such affiliate of issuer ultimately would be in a position to control the surviving company within the meaning of Rule 12b-2 – that is, whether or not such affiliate would possess, directly or indirectly, the power to direct or cause the direction of the management and policies of the surviving company, whether through the ownership of voting securities, by contract, or otherwise.

The Company acknowledges that certain of the Rollover Stockholders, based on their equity ownership in Hansen, may be deemed to be “affiliates” of Hansen. The Company notes, however, that, other than Mr. Jack Schuler’s role as a member of Hansen’s board of directors prior to January 14, 2016, none of the Rollover Stockholders was at any time relevant to the Merger involved in the management of Hansen at the special committee, board, officer or employee level. Mr. Schuler, who was a member of Hansen’s board of directors, resigned from the board several months prior to Auris submitting its final acquisition proposal to Hansen and while Hansen was still considering a potential alternative transaction with Company B and other strategic alternatives. However, even if one or more of the Rollover Stockholders were deemed to be an affiliate of Hansen, based on the fact that the Rollover Stockholders had no affiliation with Auris prior to entering into the arrangements described above, and will have no affiliation with Auris post-merger other than a passive, non-controlling economic interest in Auris, the Company does not believe that any of the relationships between Auris and any of the Rollover Stockholders causes the Merger to be a Rule 13e-3 transaction.

Auris has confirmed to the Company that the preferred stock of Hansen to be obtained by the Rollover Stockholders following the merger will not constitute a significant amount of the outstanding equity securities of Auris (less than 8% of Auris’s outstanding capital stock). Auris also has confirmed to the Company that the Rollover Stockholders’ investment in Auris following the merger will be a passive investment (representing only an economic interest in Auris), and that none of the Rollover Stockholders will have any management position with Auris or any of its affiliates (including Hansen as the surviving corporation of the Merger) or other involvement in the management of any of such entities, and that none of the Rollover Stockholders will be entitled to appoint or designate any member of board of directors of Auris or any of its affiliates (including Hansen as the surviving corporation of the Merger). The voting agreements and the investment agreement (including related stockholder agreements to which other existing Auris investors are also parties) are the only arrangements in place between the Rollover Stockholders and Auris and no other post-merger affiliation between the Rollover Stockholders and Auris is contemplated or, to the knowledge of the Company, being discussed.

Ms. Amanda Ravitz

June 14, 2016

The voting agreements (which were entered into in favor of both Auris and Hansen) were entered into by the Rollover Stockholders and by directors and executive officers of Hansen as an inducement to Auris entering into the merger agreement, and are completely unrelated to the investment agreement and the arrangements thereunder. Even if the Rollover Stockholders had not been required by Auris to invest their transaction proceeds in Auris, Auris still would have required that they sign the voting agreements. The voting agreements automatically terminate and are of no further force upon the effective time of the merger, and therefore will have no bearing on the post-merger relationship between the Rollover Stockholders and Auris or any of its affiliates.

Similarly, the investment agreement, pursuant to which the Rollover Stockholders have agreed to purchase preferred stock of Auris immediately following the effective time of the merger, does not provide or contemplate any arrangement that would give the Rollover Stockholders any degree of control over Auris or any of its affiliates (including Hansen as the surviving corporation of the Merger). The entry into the investment agreement was a condition to the proposed merger imposed by Auris, which was simply unwilling to pay on a net basis the approximately $49 million that the Rollover Stockholders would have been entitled to receive and retain absent the investment agreement. Thus, the investment in Auris by the Rollover Stockholders is not in any way analogous to the post-closing equity awarded to target company management in a typical buyout transaction that is subject to Rule 13e-3.

Based on the foregoing, it is clear that the Rollover Stockholders will not be in a position to control the surviving corporation within the meaning of Rule 12b-2 and therefore should not be deemed to be “engaged in” a going private transaction.

The Merger Resulted from Arm’s-Length Negotiations with an Unaffiliated Third Party

As a general matter, the Company respectfully submits that the merger is not the type of transaction that Rule 13e-3 is intended to regulate. It is the Company’s understanding and belief that the Commission adopted Rule 13e-3 to, among other things, help protect unaffiliated security holders, particularly small investors, from overreaching by an issuer’s affiliate in connection with a transaction in which that affiliate stood on both sides of the transaction. In the Commission’s Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 3417719, April 13, 1981), the Commission stated that “a [Rule 13e-3] transaction is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction.” In that interpretative release, the Commission appeared to be concerned that an affiliate standing on both sides of a transaction with the issuer could design the transaction to accommodate the interests of the affiliate rather than (or at the expense of) the issuer’s unaffiliated security holders.

Ms. Amanda Ravitz

June 14, 2016

In contrast to the circumstances described in the interpretative release, the negotiations between Hansen and Auris were completely at arm’s-length, vigorous and conducted under the direction and supervision of the special committee of Hansen’s board of directors. The special committee’s and the board’s decision to recommend and approve the merger agreement, and the board’s decision to recommend its adoption to stockholders, was the culmination of a robust, months-long sale process to maximize value for Hansen’s shareholders and a full sale process in which eight potential buyers were contacted. The sale process, including the ultimate selection of Auris as the buyer and the negotiation of the merger agreement, was led by the special committee, comprised solely of independent and disinterested directors. The special committee, advised by its financial and legal advisors, carefully considered and oversaw negotiations with Auris in respect of the proposed Merger.

As described above, the passive, minority investment by the Rollover Stockholders in Auris resulted merely from Auris’s unwillingness to acquire Hansen at $4.00 per share unless its net cash outlay were reduced by the aggregate amount of such investment. Accordingly, the Company believes that the present circumstances are not ones in which affiliates are “standing on both sides of the transaction.” The facts and circumstances surrounding the proposed Merger illustrate the absence of any control relationship between Auris, on the one hand, and the Company or the Rollover Stockholders, on the other hand, that could give rise to any of the concerns that Rule 13e-3 was designed to address.

Conclusion

Based on the foregoing facts and circumstances of the merger, the Company believes that Auris is not an affiliate of Hansen within the meaning of Rule 13e-3(a)(1) and that the Merger, in form and substance, is not the type of transaction that Rule 13e-3 was intended to address. Therefore, the Company respectfully submits that Rule 13e-3 is inapplicable to the Merger.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at jfitchen@sidley.com or (650) 565-7122.

Very Truly Yours,

/s/ Jennifer F. Fitchen

Jennifer F. Fitchen

Cc: Cary G. Vance